

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2025

Eric Poma
Chief Executive Officer
Calidi Biotherapeutics, Inc.
4475 Executive Drive, Suite 200
San Diego, CA 92121

      **Re:  Calidi Biotherapeutics, Inc.**
           **Draft Registration Statement on Form S-1**
           **Submitted July 2, 2025**
           **CIK No. 0001855485**

Dear Eric Poma:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc:     Marcelle Balcombe